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Filed by CapitalSource Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: CapitalSource Inc.
(Commission File No. 333-191130)

December 20, 2013

Dear Stockholders of PacWest Bancorp and CapitalSource Inc.:

        On or about December 11, 2013, we mailed you a joint proxy statement (the "Proxy Statement") relating to the strategic merger involving our two companies and the special meetings of the stockholders of CapitalSource Inc. ("CapitalSource") and PacWest Bancorp ("PacWest") to be held on January 13, 2014, to adopt the proposed Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 22, 2013, by and between PacWest and CapitalSource, and approve certain other related matters described in the Proxy Statement.

        This supplement to the Proxy Statement is being mailed to you because on December 20, 2013, CapitalSource and PacWest entered into a memorandum of understanding with the plaintiffs in the previously disclosed putative stockholder class action lawsuits (the "Memorandum of Understanding") regarding the settlement of certain litigation relating to the Merger Agreement. Pursuant to the Memorandum of Understanding, on December 20, 2013 PacWest and CapitalSource entered into Amendment No. 1 to the Merger Agreement (the "Amendment"). The Amendment provides for a termination fee of $91 million payable by CapitalSource to PacWest in the event that the Merger Agreement is terminated in certain limited circumstances, and provides for a termination fee of $59 million payable by PacWest to CapitalSource in the event that the Merger Agreement is terminated in certain other limited circumstances. The termination fees payable by each of CapitalSource and PacWest, respectively, are equal to the previously disclosed surrender prices under the PacWest Stock Option Agreement and the CapitalSource Stock Option Agreement, respectively. Pursuant to the Amendment, PacWest and CapitalSource agreed to terminate (the "Stock Option Terminations"), without penalty to either party, (i) the CapitalSource Stock Option Agreement, dated as of July 22, 2013, between PacWest and CapitalSource (the "CapitalSource Stock Option Agreement") and (ii) the PacWest Stock Option Agreement, dated as of July 22, 2013, between CapitalSource and PacWest (the "PacWest Stock Option Agreement", and together with the CapitalSource Stock Option Agreement, the "Stock Option Agreements"), pursuant to which each of CapitalSource and PacWest had granted to the other an option (the "Option") to purchase shares representing up to 19.9% of the granting party's total outstanding shares before giving effect to the exercise of the Option. Prior to the Stock Option Terminations, neither Option had become exercisable. Accordingly, all references in the Proxy Statement to the CapitalSource stock option agreement, the PacWest stock option agreement, or the stock options granted by each of CapitalSource and PacWest to the other pursuant to the stock option agreements, are no longer relevant.

        Under the terms of the Amendment, in lieu of the Stock Option Agreements, CapitalSource will pay a termination fee of $91 million to PacWest in the following circumstances:

  •
  (A) an acquisition proposal is made to CapitalSource or its stockholders generally or any person has publicly announced an acquisition proposal with respect to CapitalSource, (B) thereafter the Merger Agreement is terminated by PacWest based on a breach of the Merger Agreement by CapitalSource that would cause a failure of a closing condition of PacWest and that is not curable or is not cured within the permitted time period, or thereafter the Merger Agreement is terminated by either party based on the failure of the merger to be consummated by July 31,

    2014, if such failure is the result of the knowing action or inaction of CapitalSource in breach of the Merger Agreement, or is terminated by either party based on the failure to obtain the required approval of CapitalSource's stockholders for the merger, and (C) within twelve months of the termination of the Merger Agreement, CapitalSource consummates or enters into a definitive agreement with respect to an acquisition proposal for 50% or more of the company; or

  •
  the Merger Agreement is terminated by PacWest based on (A) CapitalSource having breached in any material respect the prohibitions in the Merger Agreement relating to acquisition proposals, (B) CapitalSource's board having effected a change of recommendation, (C) CapitalSource's board having failed to reaffirm its recommendation after being requested to do so within the required time period following receipt of an acquisition proposal, or (D) CapitalSource's board having recommended that its stockholders tender their shares in a publicly disclosed tender or exchange offer, or having failed to recommend against acceptance of such offer within ten business days after its commencement.

        PacWest will pay a termination fee of $59 million to CapitalSource in the following circumstances (which are analogous to those described above for CapitalSource):

  •
  (A) an acquisition proposal is made to PacWest or its stockholders generally or any person has publicly announced an acquisition proposal with respect to PacWest, (B) thereafter the Merger Agreement is terminated by CapitalSource based on a breach of the Merger Agreement by PacWest that would cause a failure of a closing condition of CapitalSource and that is not curable or is not cured within the permitted time period, or thereafter the Merger Agreement is terminated by either party based on the failure of the merger to be consummated by July 31, 2014, if such failure is the result of the knowing action or inaction of PacWest in breach of the Merger Agreement, or is terminated by either party based on the failure to obtain the required approval of PacWest's stockholders for the merger, and (C) within twelve months of the termination of the Merger Agreement, PacWest consummates or enters into a definitive agreement with respect to an acquisition proposal for 50% or more of the company; or

  •
  the Merger Agreement is terminated by CapitalSource based on (A) PacWest having breached in any material respect the prohibitions in the Merger Agreement relating to acquisition proposals, (B) PacWest's board having effected a change of recommendation, (C) PacWest's board having failed to reaffirm its recommendation after being requested to do so within the required time period following receipt of an acquisition proposal, or (D) PacWest's board having recommended that its stockholders tender their shares in a publicly disclosed tender or exchange offer, or having failed to recommend against acceptance of such offer within ten business days after its commencement.

The full text of the Amendment, providing for the immediate termination of the Stock Option Agreements and the inclusion of the termination fees described above, is enclosed. We urge you to read the Amendment and the Merger Agreement in their entirety.

Memorandum of Understanding

        As previously disclosed in the Proxy Statement, since July 24, 2013, 11 putative stockholder class action lawsuits were filed against CapitalSource, PacWest and certain other defendants in connection with the Merger Agreement. Five of the 11 actions were filed in Superior Court of California, Los Angeles County: (1) Engel v. CapitalSource Inc. et al., Case No. BC516267, filed on July 24, 2013; (2) Miller v. Fremder et al., Case No. BC516590, filed on July 29, 2013; (3) Basu v. CapitalSource Inc. et al., Case No. BC516775, filed on July 31, 2013; (4) Holliday v. PacWest Bancorp et al., Case No. BC517209, filed on August 5, 2013; and (5) Iron Workers Mid-South Pension Fund v. CapitalSource Inc. et al., Case No. BC517698, filed on August 8, 2013, referred to as the California actions. The other six actions were filed in the Court of Chancery of the State of Delaware: (1) Fosket v. Byrnes et al., Case No. 8765, filed on August 1, 2013; (2) Bennett v. CapitalSource Inc. et al., Case No. 8770, filed on August 2, 2013; (3) Chalfant v. CapitalSource Inc. et al., Case No. 8777, filed on August 6, 2013; (4) Oliveira v. CapitalSource Inc. et al., Case No. 8779, filed on August 7, 2013; (5) Desai v. CapitalSource Inc. et al., Case No. 8804, filed on August 13, 2013; and (6) Fattore v. CapitalSource Inc. et al., Case No. 8927, filed on September 19, 2013, referred to as the Delaware actions.

        On August 15, 2013, the Delaware actions were consolidated into a single action, captioned In re CapitalSource Inc. Stockholder Litigation, Consol. C.A. No. 8765-CS, and assigned to Chancellor Leo E. Strine. On September 25, 2013, plaintiffs in the Delaware actions filed a Verified Consolidated Amended Class Action Complaint, referred to as the Delaware consolidated complaint. On September 17, 2013, the California actions were consolidated into a single action, captioned In re CapitalSource Inc. Shareholder Litigation, Lead Case No. BC516267, and assigned to Judge Elihu M. Berle. On October 2, 2013, plaintiffs in the California actions filed an Amended Consolidated Complaint, referred to as the California consolidated complaint.

        The Delaware consolidated complaint and the California consolidated complaint each allege that the members of the CapitalSource board of directors breached their fiduciary duties to CapitalSource stockholders by approving the proposed merger for inadequate consideration; approving the transaction in order to obtain benefits not equally shared by other CapitalSource stockholders; entering into the merger agreement containing preclusive deal protection devices; failing to take steps to maximize the value to be paid to the CapitalSource stockholders; and failing to disclose material information regarding the proposed transaction. The Delaware consolidated complaint and the California consolidated complaint also each allege claims against CapitalSource and PacWest for aiding and abetting these alleged breaches of fiduciary duties. Plaintiffs in these actions seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duties, injunctive relief prohibiting consummation of the merger, rescission, an accounting by defendants, damages and attorneys' fees and costs, and other and further relief.

        PacWest and CapitalSource and the other defendants named in the Delaware consolidated complaint and the California consolidated complaint deny each of the allegations therein and believe that the Proxy Statement is accurate and complete in all material respects and that no further disclosure or other action is required under applicable laws. However, to avoid the risk that the lawsuits may delay or otherwise adversely affect the consummation of the merger and to minimize the expense and burden of defending such actions, PacWest and CapitalSource have agreed, pursuant to the terms of the Memorandum of Understanding with the plaintiffs, to enter into the Amendment described above, including the Stock Option Terminations provided for therein, and to make certain supplemental disclosures related to the proposed merger, all of which are set forth below. The proposed settlement is subject to, among other things, approval of the Court of Chancery of the State of Delaware. Under the terms of the proposed settlement, following final Court approval, each of the Delaware actions and each of the California actions will be dismissed with prejudice. There can be no assurances, however, that the parties will ultimately enter into a stipulation of settlement or that Court approval of the settlement will be obtained. In such event, the proposed settlement as contemplated by the Memorandum of Understanding may be terminated.

        EACH OF THE PACWEST AND CAPITALSOURCE BOARDS OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, INCLUDING THE AMENDMENT, AND THE TRANSACTIONS CONTEMPLATED THEREBY AND CONTINUES TO RECOMMEND TO ITS STOCKHOLDERS TO VOTE "FOR" ADOPTION OR APPROVAL OF EACH OF ITS RESPECTIVE PROPOSALS AS DESCRIBED IN THE PROXY STATEMENT.

        Your vote is very important. To ensure your representation at the PacWest or CapitalSource special meeting, as applicable, if you have not already done so please complete and return the proxy card that was included with your Proxy Statement or submit your proxy by telephone or through the Internet, as described in the Proxy Statement. Whether or not you expect to attend the PacWest or CapitalSource special meeting, as applicable, please vote promptly. Submitting a proxy now will not prevent you from being able to vote in person at the applicable special meeting.

Sincerely,

Matthew P. Wagner	James J. Pieczynski
Chief Executive Officer of	Chief Executive Officer of
PacWest Bancorp	CapitalSource Inc.

Encl.

 AMENDMENT NO. 1 TO THE MERGER AGREEMENT

        The text of Amendment No. 1 to the Merger Agreement is set forth below:

        This Amendment No. 1 to the Agreement and Plan of Merger (this "Amendment"), dated as of December 20, 2013, is entered into by and between CAPITALSOURCE INC., a Delaware corporation ("CapitalSource"), and PACWEST BANCORP, a Delaware corporation ("PacWest"). Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Agreement (as defined below).

RECITALS

        WHEREAS, the Parties hereto previously entered into that certain Agreement and Plan of Merger dated as of July 22, 2013 (as amended and supplemented to date, the "Agreement"), the CapitalSource Stock Option Agreement and the PacWest Stock Option Agreement.

        WHEREAS, the Parties hereto now desire to terminate the CapitalSource Stock Option Agreement and the PacWest Stock Option Agreement as set forth herein.

        WHEREAS, Section 8.02 of the Agreement provides that the Agreement may be amended or modified by an agreement in writing between the Parties hereto executed in the same manner as the Agreement.

        WHEREAS, the Parties hereto now desire to amend the Agreement as set forth herein.

        NOW THEREFORE, in consideration of the mutual agreements hereinafter contained, the Parties hereto agree as follows:

1.
Stock Option Agreements.

        The Parties agree to terminate each of the CapitalSource Stock Option Agreement and the PacWest Stock Option Agreement in their entirety effective immediately and agree that neither Party shall have any obligations thereunder.

2.
Amendments.

        (a)   References to the CapitalSource Stock Option Agreement, the PacWest Stock Option Agreement and the Stock Option Agreements in the Agreement, including the definitions thereof in Section 1.01 of the Agreement, are hereby deleted in their entirety.

        (b)   Section 1.01 of the Agreement is hereby amended by adding the following defined terms thereto in the appropriate alphabetical order:

        "CapitalSource Termination Fee" has the meaning set forth in Section 7.02(b)(i).

        "PacWest Termination Fee" has the meaning set forth in Section 7.02(b)(ii).

        "Termination Fee" means the CapitalSource Termination Fee or the PacWest Termination Fee, as applicable.

        (c)   Section 7.02 of the Agreement is hereby deleted in its entirety and replaced with the following:

7.02    Effect of Termination and Abandonment.    (a) Except as provided in paragraph (b) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall become void and of no effect with no liability or further obligation of any kind on the part of any Party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives), except that no such termination shall relieve any party hereto of any liability or damages resulting from any willful and intentional breach of this Agreement.

        (b)   (i) CapitalSource shall pay a termination fee, representing liquidated damages, of $91,000,000 (the "CapitalSource Termination Fee"), to PacWest payable by wire transfer of immediately available funds to an account specified by PacWest in the event of any of the following:

            (1)   in the event that (A) an Acquisition Proposal shall have been made to CapitalSource or its stockholders generally or any Person shall have publicly announced an Acquisition Proposal with respect to CapitalSource and (B) thereafter this Agreement is terminated by PacWest pursuant to Section 7.01(d)(ii) or by either Party pursuant to (x) Section 7.01(b) for failure of the Merger to be consummated by the date specified therein and such failure is the result of the knowing action or inaction of CapitalSource in breach of this Agreement or (y) Section 7.01(c)(ii) as a result of the failure of the CapitalSource Stockholder Approval to have been obtained and (C) within twelve (12) months of the termination of this Agreement, CapitalSource consummates or enters into a definitive agreement with respect to an Acquisition Proposal; provided, that for purposes of this Section 7.02(b)(i)(1), all references in the definition of Acquisition Proposal to "15%" shall instead refer to "50%"; or

            (2)   this Agreement is terminated pursuant to Section 7.01(e)(ii).

          (ii)   PacWest shall pay a termination fee, representing liquidated damages, of $59,000,000 (the "PacWest Termination Fee"), to CapitalSource payable by wire transfer of immediately available funds to an account specified by CapitalSource in the event of any of the following:

            (1)   in the event that (A) an Acquisition Proposal shall have been made to PacWest or its stockholders generally or any Person shall have publicly announced an Acquisition Proposal with respect to PacWest and (B) thereafter this Agreement is terminated by CapitalSource pursuant to Section 7.01(d)(i) or by either Party pursuant to (x) Section 7.01(b) for failure of the Merger to be consummated by the date specified therein and such failure is the result of the knowing action or inaction of PacWest in breach of this Agreement or (y) Section 7.01(c)(ii) as a result of the failure of the PacWest Stockholder Approval to have been obtained and (C) within twelve (12) months of the termination of this Agreement, PacWest consummates or enters into a definitive agreement with respect to an Acquisition Proposal; provided, that for purposes of this Section 7.02(b)(ii)(1), all references in the definition of Acquisition Proposal to "15%" shall instead refer to "50%"; or

            (2)   this Agreement is terminated pursuant to Section 7.01(e)(i).

          (iii)  Any Termination Fee required by this Section 7.02(b) shall be paid promptly, but in no event later than two (2) Business Days after the date of termination; provided, however, that with respect to clause (i)(1) or (ii)(1) above, the Termination Fee shall be paid prior to such Party's entering into a definitive agreement with respect to or consummating an Acquisition Proposal.

          (iv)  Any such Termination Fee shall upon payment thereof be the sole remedy for such Party with respect to any breach of any covenant or agreement giving rise to such payment, subject to Section 7.02(a) and 7.02(c).

        (c)   Each Party acknowledges that the agreements contained in paragraph (b) above are an integral part of the transactions contemplated by this Agreement, and that without such agreements such Party would not have entered into this Agreement, and that such amounts do not constitute a penalty. If either Party fails to promptly pay any amounts due under paragraph (b) above within the time period specified therein, such Party shall pay all costs and expenses (including attorneys' fees) incurred by the other Party from the date such amounts were required to be paid in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made.

3.
Reference to and Effect on the Agreement.

        (a)   Each reference in the Agreement (including the CapitalSource Disclosure Schedule and PacWest Disclosure Schedule attached thereto and incorporated therein) to "this Agreement", "hereunder", "hereof", "herein", or words of like import shall mean and be a reference to the Agreement as amended hereby.

        (b)   Except as specifically amended above, the terms and conditions of the Agreement shall remain unchanged and the Agreement shall remain in full force and effect and is hereby ratified and confirmed.

4.
Miscellaneous.

        (a)   This Amendment shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware, without regard to the conflict of law principles thereof.

        (b)   Prior to the Effective Time, any provision of this Amendment may be (i) waived in whole or in part by the Party benefited by the provision or by both Parties or (ii) amended or modified at any time, by an agreement in writing between the Parties hereto executed in the same manner as the Agreement.

        (c)   If and to the extent there are any inconsistencies between the Agreement and this Amendment, the terms of this Amendment shall control.

        (d)   This Amendment may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

        (e)   This Amendment shall be effective as of the date set forth in the preamble to this Amendment.

        IN WITNESS WHEREOF the parties have hereunto caused this Amendment to be duly executed as of the date first above written.

CAPITALSOURCE INC.
By:	/s/ JAMES J. PIECZYNSKI Name: James J. Pieczynski Title: Chief Executive Officer
PACWEST BANCORP
By:	/s/ JARED M. WOLFF Name: Jared M. Wolff Title: Authorized Signatory

 SUPPLEMENTAL DISCLOSURES

        The following information supplements the Proxy Statement and should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references in the information below are to pages in the Proxy Statement, and terms used below have the meanings set forth in the Proxy Statement, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, CapitalSource and PacWest make the following supplemental disclosures:

The following disclosure supplements and restates the third paragraph on page 69 under the heading "Opinion of CapitalSource's Financial Advisor—CapitalSource Public Trading Multiples Analysis".

        In the case of CIT Group, Inc., J.P. Morgan adjusted Price / 2014E EPS for capital in excess of a 12% ratio of Tier 1 common capital to risk-weighted assets. Results of the analysis were presented for the selected companies, as indicated in the following table:

	Selected Companies Median		Selected Companies Mean		Selected Companies High		Selected Companies Low		CapitalSource
Price / 2014E EPS	15.0	x	15.3	x	22.1	x	9.6	x	14.6	x
Price / TBV	1.83	x	1.89	x	2.58	x	1.20	x	1.41	x

The following disclosure supplements and restates the fourth paragraph on page 69 under the heading "Opinion of CapitalSource's Financial Advisor—CapitalSource Public Trading Multiples Analysis".

        J.P. Morgan also performed a regression analysis to review, for the comparable companies identified above, the relationship between (i) Price / TBV and (ii) the 2014 estimated return on average tangible common equity based on available estimates obtained from SNL Financial and FactSet Research Systems. The regression analysis resulted in a slope of 16.53 and an R-squared of 71.35%. Based on this analysis, J.P. Morgan derived a reference range for the implied Price / TBV multiple of CapitalSource common stock of 1.55x to 1.88x.

The following disclosure is added following the first sentence of the fifth paragraph on page 69 under the heading "Opinion of CapitalSource's Financial Advisor—CapitalSource Public Trading Multiples Analysis".

        J.P. Morgan used an assumed 12% ratio of Tier 1 common capital to risk-weighted assets based on discussions with and at the direction of CapitalSource management and the CapitalSource board of directors.

The following disclosure is added as a new paragraph following the first full paragraph on page 70 under the heading "Opinion of CapitalSource's Financial Advisor—CapitalSource Dividend Discount Analysis".

        The forecasts used by J.P. Morgan at the direction of CapitalSource management for purposes of the foregoing assumptions assumed that CapitalSource would become a registered bank holding company. In addition, based on direction from CapitalSource management, CapitalSource's deferred tax assets were included in Tier 1 common capital to the extent permitted under applicable regulatory requirements.

The following disclosure supplements and restates the last full paragraph on page 71 and the succeeding paragraph under the heading "Opinion of CapitalSource's Financial Advisor—PacWest Public Trading Multiples Analysis".

        Results of the analysis were presented for the selected companies, as indicated in the following table:

	Selected Companies Median		Selected Companies Mean		Selected Companies High		Selected Companies Low		PacWest
Price / 2014E EPS	15.3	x	15.2	x	16.6	x	13.7	x	14.9	x
Price / TBV	2.06	x	2.07	x	2.55	x	1.57	x	2.58	x

        J.P. Morgan also performed a regression analysis to review, for the comparable companies identified above, the relationship between (i) Price / TBV and (ii) the 2014 estimated return on average tangible common equity based on available estimates obtained from SNL Financial and FactSet Research Systems. The regression analysis resulted in a slope of 15.67 and an R-squared of 82.18%. Based on this analysis, J.P. Morgan derived a reference range for the implied Price / TBV multiple of PacWest common stock of 2.44x to 2.75x.

The following disclosure supplements and restates the last two full paragraphs on page 90 under the heading "Interests of PacWest Directors and Executive Officers in the Merger—Interests of John M. Eggemeyer III".

        John M. Eggemeyer III, the chairman of PacWest's board of directors and who will become chairman of the board of directors of the combined company at the effective time, is also the chief executive officer of Castle Creek Financial, LLC, referred to as Castle Creek Financial. Pursuant to an agreement, dated May 18, 2011, referred to as the Castle Creek contract, PacWest retained Castle Creek Financial as its financial advisor. PacWest will pay Castle Creek Financial a fee upon the consummation of the merger.

        Castle Creek Financial performed various customary financial advisory services for PacWest in connection with entering into the merger agreement, including assisting PacWest in structuring the financial aspects of the transaction, financial modeling and statistical analysis and negotiating the financial terms of the merger agreement. In the event of an acquisition of a financial institution by PacWest for greater than $20 million, the Castle Creek contract provides for a fee of $200,000 plus 0.65% of the amount of the transaction value in excess of $20 million, subject to reduction for certain expenses. Castle Creek Financial is also entitled to reimbursement of its reasonable expenses incurred on behalf of PacWest. Pursuant to the engagement letter and further discussions between the parties, the fee payable by PacWest to Castle Creek Financial has been reduced to $9 million which will be paid at the closing of the merger.

        In connection with PacWest's acquisition of FCAL in 2013 and PacWest's acquisition of American Perspective Bank in 2012, Castle Creek Financial performed financial advisory services for PacWest for which PacWest paid Castle Creek Financial a fee of approximately $1.3 million for the FCAL acquisition and a fee of $447,650 for the American Perspective Bank acquisition, in each case pursuant to the Castle Creek contract. During 2012 and 2013, Castle Creek Financial and its affiliates have not provided any financial advisory or related services to CapitalSource.

Forward-Looking Statements

        This document contains certain forward-looking information about CapitalSource, PacWest, and the combined company after the close of the transaction that is intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of CapitalSource, PacWest and the combined company. Forward-looking statements speak only as of the date they are made and we assume no duty to update such statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. In addition to factors previously disclosed in reports filed by CapitalSource and PacWest with the Securities and Exchange Commission ("SEC"), risks and uncertainties for each institution and the combined institution include, but are not limited to: lower than expected revenues; credit quality deterioration or a reduction in real estate values could cause an increase in the allowance for credit losses and a reduction in net earnings; increased competitive pressure among depository institutions; the ability to complete the proposed transaction, including obtaining regulatory approvals and approval by the stockholders of CapitalSource and PacWest, or any future transaction, successfully integrate such acquired entities, or achieve expected beneficial synergies and/or operating efficiencies, in each case within expected time-frames or at all; regulatory approvals may not be received on expected timeframes or at all; the possibility that personnel changes will not proceed as planned; the possibility that the cost of additional capital may be more than expected; the possibility that a change in the interest rate environment may reduce net interest margins; asset/liability re-pricing risks and liquidity risks; pending legal matters may take longer or cost more to resolve or may be resolved adversely; general economic conditions, either nationally or in the market areas in which the entities operate or anticipate doing business, are less favorable than expected; and environmental conditions, including natural disasters, may disrupt business, impede operations, or negatively impact the values of collateral securing loans.

Additional Information About the Proposed Transaction and Where to Find It

        Investors and security holders are urged to carefully review and consider each of PacWest's and CapitalSource's public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by PacWest with the SEC may be obtained free of charge at PacWest's website at www.pacwestbancorp.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from PacWest by requesting them in writing to PacWest Bancorp, 10250 Constellation Blvd., Suite 1640, Los Angeles, CA 90067; Attention: Investor Relations, or by telephone at (310) 286-1144.

        The documents filed by CapitalSource with the SEC may be obtained free of charge at CapitalSource's website at www.capitalsource.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from CapitalSource by requesting them in writing to CapitalSource Inc., 633 West 5th Street, 33rd Floor, Los Angeles, CA 90071; Attention: Investor Relations, or by telephone at (866) 876-8723.

        In connection with the proposed merger, PacWest has filed with the SEC a registration statement on Form S-4, as amended, which was declared effective by the SEC on December 4, 2013, and includes a joint proxy statement of PacWest and CapitalSource and a prospectus of PacWest, and each party has filed other relevant documents concerning the proposed transaction. Before making any voting or investment decision, investors and security holders of CapitalSource and PacWest are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as the amendments or supplements to these documents and any other relevant documents filed with the SEC, because they contain important information about the proposed transaction. A definitive joint proxy statement/prospectus was mailed to the stockholders of each institution seeking the required stockholder approvals on or about December 11, 2013. Investors and security holders may obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC's website or from PacWest or CapitalSource by writing to the addresses provided for each company set forth in the paragraphs above.

        PacWest, CapitalSource, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from PacWest and CapitalSource stockholders in favor of the approval of the transaction. Information about the directors and executive officers of PacWest and their ownership of PacWest common stock is set forth in the proxy statement for PacWest's 2013 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of CapitalSource and their ownership of CapitalSource common stock is set forth in the proxy statement for CapitalSource's 2013 annual meeting of stockholders, as previously filed with the SEC. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus.

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  Filed by CapitalSource Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: CapitalSource Inc. (Commission File No. 333-191130)
AMENDMENT NO. 1 TO THE MERGER AGREEMENT
RECITALS
SUPPLEMENTAL DISCLOSURES